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FEB 10 2021
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21001381

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PART III

SEC FILE NUMBER
8-24680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gunn & Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarra, Suite 235
(No. and Street)

San Antonio, (City) TX (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Gunn III (210) 222-2711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Robert G. Gunn, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gunn & Company Incorporated, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN J. MARCELL
My Notary ID # 4584337
Expires August 19, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Texas
County of Bexar
Subscribed and sworn to (or affirmed) before me on this 29th day of January 2021 by Robert G. Gunn III proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

JOHN J. MARCELL
My Notary ID # 4584337
Expires August 19, 2022

GUNN & COMPANY INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

INDEPENDENT REGISTERED ACCOUNTING FIRM
REPORT ON EXEMPTION

YEAR ENDED DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Gunn & Company Incorporated:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gunn & Company Incorporated (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 26, 2021

GUNN & COMPANY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	16,200
Deposit with clearing broker		10,127
Due from clearing broker		10,434
Other assets		177
Total assets	$	36,938

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - related party	$	2,698
Total liabilities		2,698
Stockholder's equity:		
Common stock - $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Retained earnings		33,240
Total stockholder's equity		34,240
Total liabilities and stockholder's equity	$	36,938

The accompanying notes are an integral part of these financial statements.

GUNN & COMPANY INCORPORATED

STATEMENT OF INCOME

Year Ended December 31, 2020

Revenues:	
Commissions on transactions in listed equity securities executed on an exchange	$ 121,759
Commissions on sale of mutual fund shares	5,643
Total securities commissions	127,402
Interest income	1,304
Total revenues	128,706
Expenses:	
Commissions paid to other broker-dealers	11,516
Management fees and allocated overhead	90,000
Registration and license	1,836
Insurance and miscellaneous	606
Professional fees	11,900
Total expenses	115,858
Net income before income tax expense	12,848
Income tax expense	2,698
Net income	$ 10,150

The accompanying notes are an integral part of these financial statements.

GUNN & COMPANY INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended December 31, 2020

	Capital stock	Retained earnings	Total
Balances-January 1, 2020	$ 1,000	$ 23,090	$ 24,090
Net income for the year ended December 31, 2020	-	10,150	10,150
Balances-December 31, 2020	$ 1,000	$ 33,240	$ 34,240

The accompanying notes are an integral part of these financial statements.

GUNN & COMPANY INCORPORATED

STATEMENT OF CASH FLOWS

Year Ended December 31, 2020

Cash flows from operating activities:		
Net income		$ 10,150
Adjustements to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Deposit with clearing broker	$ (6)	
Due from clearing broker	(10,434)	
(Decrease) increase in:		
Accounts payable - related party	(389)	
Total adjustments		(10,829)
Net cash used in operating activities		(679)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash		(679)
Cash - January 1, 2020		16,879
Cash - December 31, 2020		$ 16,200
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest		$ -
Income taxes		$ 3,087

The accompanying notes are an integral part of these financial statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gunn & Company (the "Company") was incorporated in the State of Texas on January 23, 1980. The Company is a registered broker-dealer in securities with the U.S. Securities and Exchange Commission under the Securities and Exchange Act of 1934; as well as a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is wholly-owned by Gunn & Company Holding, Inc. within an affiliated group providing financial services. The Company is registered to do business in the state of Texas.

The Company primarily operates as an introducing broker for client transactions of exchange-traded equity securities, and as a retailer of mutual fund shares.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. The Company conducts business on a fully disclosed basis and does not execute or clear transactions for customers.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions on financial products are recorded as revenue on the date the transaction takes place.

Mutual Fund Retailer – The Company earns commissions by referring client transactions in mutual funds. Commissions revenue is recognized in the period earned when the performance obligation is satisfied.

Interest Income – Interest income is recorded as earned.

Lease – The Company is provided office space by the owner of its Parent, under part of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Estimates-The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Advertising-Advertising costs, which are principally included in other expenses, are expensed as incurred. Advertising expense was $0 for the year ended December 31, 2020.

2 RELATED PARTY TRANSACTIONS

The Company utilized shared management, office space and administrative services with an affiliate under an expense sharing agreement. The Company paid $90,000 for these costs during the year ended December 31, 2020. At December 31, 2020 there is an accounts payable-related parties of $2,698 related to incomes taxes owed to the Parent for 2020 taxes. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

3 NET CAPITAL REQUIREMENTS

The Company is required to comply with a Securities and Exchange Commission regulation which provides that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At December 31, 2020, the Company's net capital of $34,033 exceeded required net capital of $5,000 by $29,063 and its capital ratio was in compliance.

4 DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a minimum cash balance of $10,000 with Hilltop Securities, Inc. for clearing exchange traded security transactions. The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

5 DUE FROM CLEARING BROKER

The company has a balance of $10,434 due from the clearing broker as of December 31, 2020.

6 INCOME TAXES

The Company files a consolidated tax return with its Parent. Taxes are recognized as if the company were a standalone entity. For the year ended December 31, 2020, the Company recognized $2,698 in federal income tax expense.

7 COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

8 GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2020 or during the year then ended.

8 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9 SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTARY INFORMATION

GUNN & COMPANY INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2020

Total ownership equity from the Statement of Financial Condition	$ 34,240
Deductions and/or charges:	
Total non-allowable assets from Statement of Financial Condition	177
Net capital	$ 34,063

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of A.I. Liabilities)	$ 180
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 29,063
Net capital less greater of 10% of AI or 120%	$ 28,063

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A. I. Liabilities from Statement of Financial Condition	$ 2,698
Total aggregate indebtedness	$ 2,698
Percentage of aggregate indebtedness to net capital	7.92%

OTHER RATIOS

Percentage of debt to debt-equity: total computed in accordance with Rule 15c3-1(d)	$ -

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated December 31, 2020.

See report of independent registered public accounting firm.

GUNN & COMPANY INCORPORATED

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALER UNDER RULE 15c3-3

December 31, 2020

A computation of reserve requirements is not applicable to Gunn & Company Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

GUNN & COMPANY INCORPORATED

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15c3-3

December 31, 2020

Information relating to possession or control requirements is not applicable to Gunn & Company Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

GUNN & COMPANY INCORPORATED

REPORT PURSUANT TO RULE 17a-5(d)

REPORT ON EXEMPTION PROVISIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder's of Gunn & Company Incorporated:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Gunn & Company Incorporated identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Gunn & Company Incorporated claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Gunn & Company Incorporated stated that Gunn & Company Incorporated met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Gunn & Company Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gunn & Company Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 26, 2021

GUNN & COMPANY INCORPORATED

INVESTMENT BANKING
AND SECURITIES

TRAVIS PARK PLAZA BUILDING
711 NAVARRO-SUITE 406
SAN ANTONIO, TEXAS 78205

210-222-2711

Assertions Regarding Exemption Provisions

The members of management of Gunn & Company Incorporated ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provision provided by Rule 15c3-3(k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2020.

Gunn & Company Incorporated

By:

(Robert G Gunn, III, President)